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                                                                     EXHIBIT 2.1

[TECH TEAM LETTERHEAD]

FOR IMMEDIATE RELEASE-February 24, 1999
---------------------------------------

National TechTeam, Inc.
835 Mason Street, Suite 200
Dearborn, Michigan 48124                                      NASDAQ/NM - "TEAM"
                                                              ------------------
CONTACT:

NATIONAL TECHTEAM, INC.
Harry A. Lewis
President and
Chief Executive Officer
(313) 277-2277

             NATIONAL TECHTEAM, INC. ANNOUNCES REVENUES AND RESULTS OF OPERATIONS FOR THE FOURTH QUARTER AND CALENDAR YEAR 1998

$3.2 MILLION AFTER TAX LOSS PRINCIPALLY DUE TO LEGAL SETTLEMENT AND ACCOUNTING
                                   ADJUSTMENTS

DEARBORN, MICHIGAN, February 24, 1999...NATIONAL TECHTEAM Inc., Nasdaq symbol ("TEAM"), today reported revenues and results of operations for the fourth quarter and calendar year ending December 31, 1998. For the fourth quarter 1998, TechTeam reported record revenues of $33,572,564, a 44% increase over the $23,297,707 reported for the fourth quarter 1997, and 1998 revenues of $117,472,918, an increase of 44% over the $81,326,935 reported in calendar year 1997. The Company reported a net loss for the fourth quarter 1998 of $(3,591,136), or $(0.26) per share, and a net loss for calendar year 1998 of $(3,185,978), or $(0.20) per share, including $4.9 million in accounting adjustments and class action lawsuit related expenses. Also in the fourth quarter, the Company adjusted previously reported earnings by $2.4 million.

Corporate Services revenues increased 8% to $75,973,270 for calendar year 1998 from $70,276,143 for calendar year 1997 as a result of new business with new and existing customers. Corporate Services revenues decreased 2% to $19,633,289 in the fourth quarter 1998 from $20,070,548 in the fourth quarter 1997. The OEM Call Center Services line contributed significantly to overall revenue growth for the year and quarter. OEM Call Center Services revenues increased 146% to $27,164,559 for calendar year 1998 from $11,050,792 for calendar year 1997. Revenues increased 203% to $9,782,301 in the fourth quarter of 1998 from $3,227,159 in the fourth quarter 1997. Both increases are attributable to increased services for the Company's joint venture. Additionally, as a result of the acquisition of TechTeam Capital Group in January 1998, TechTeam reported revenues from TechTeam Capital Group of $14,335,089 for calendar year 1998 and $4,156,974 in the fourth quarter of 1998.

Harry A. Lewis, President and Chief Executive Officer, said, "While we are proud of our record revenue increases and the growth potential of our businesses, our number one priority is to achieve sustained and predictable future operating profits. It's become clear to us that our rapid growth - both internal and through acquisitions - exceeded the ability of our previous reporting systems to keep pace. We have changed our reporting systems and intensified the scrutiny of our internal functions, in conjunction with our outside auditors. In addition, we have recently hired a General Counsel and a Director of Financial Review to augment our due diligence procedures and a C.P.A. for tax, treasury and accounting review. We believe these and other necessary steps, including management changes, will help clear away roadblocks to improve our operating profit and realize enhanced shareholder value."



                                     -more-
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Pre-tax accounting adjustments in the fourth quarter were related to several items:

o Elimination of $.5 million in 1997 income from the company's OEM call center services joint venture from TechTeam's 1998 financial results stemming from a year end 1998 audit of the joint venture's books. Beginning January 1999, TechTeam will receive a minimum of $600,000 per year as income from the joint venture's CSP business. This income will be recognized at a rate of $50,000 per month over the year.
o Adjustments totaling $1.1 million related to accounting errors for amounts recorded for services provided to and earnings of the joint venture.
o Adjustments of assets acquired at the time of TechTeam's merger with Compuflex Inc. The adjustments, recommended by TechTeam's auditors, resulted in $.5 million in charges to TechTeam's 1998 results.
o        Adjustments of $.8 million for TechTeam's self-funded health insurance.
         The adjustments were related to "Incurred But Not Reported" claims and incorrect recording of insurance payments. The adjustments were related to the second and third quarters of 1998.
o Adjustments to the goodwill recorded in the 1997 purchase of WebCentric Communications, Inc. and Drake Technologies, Inc. The adjustments resulted in a $.7 million charge to TechTeam's 1998 Results.
o        Other estimate revisions aggregating approximately $.5 million.

In addition, as announced on December 24, 1998, TechTeam reached an agreement in principle to settle all of the consolidated class action lawsuits that were brought against the Company and certain of its current and former officers and directors. In connection with this settlement, the Company recorded a pre-tax charge in the fourth quarter 1998 of $3.2 million for legal and settlement expenses. The settlement is subject to certain contingencies, including, but not necessarily limited to, final court approval.

National TechTeam has a strong balance sheet with total assets of over $118 million, a book value of $6.27 per share, over $61 million of working capital, and total shareholders equity of approximately $85 million. The Company has a blue chip customer base, little debt and approximately 13.5 million shares outstanding.

This press release contains statements that are forward looking. These statements are based on current assumptions and expectations that are subject to numerous risks and uncertainties. Actual results may vary significantly because of factors such as customer demand for the Company's services; interest rates; events having broad economic impact, such as: overall market conditions; technological shifts; competition from other service providers and its effect on pricing; life cycles; costs and timing of new projects; the effectiveness of cost cutting and measures to improve operating efficiency; contractual terms and conditions; litigation, including the SEC investigation involving the Company; and other issues discussed in the Company's most recent Form 10-Q; and other events and circumstances that cannot be predicted in terms of outcome or magnitude. Given the uncertainties, risks and the possibility that the underlying expectations or assumptions may prove incorrect, actual future results may vary materially from the forward looking statements. The Company undertakes no obligation to release publicly any revision to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                     -more-


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NATIONAL TECHTEAM, INC. is a leading provider of information technology outsourcing support services to large national and multi-national corporations, government agencies and service organizations. The Company offers its services through three global units: (i) CORPORATE SERVICES, which provides corporations with help desk support, technical staffing, systems integration, and instructor-led and computer-based training; (ii) OEM CALL CENTER SERVICES, which provides end user customers of its clients with inbound telephone support for their computer products; and (iii) TECHTEAM CAPITAL GROUP, which consists primarily of leasing computer-related hardware and integrated services to corporate customers.
National TechTeam is traded under the symbol "TEAM".


                             NATIONAL TECHTEAM, INC.
                      FOURTH QUARTER RESULTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------

   Quarter Ended December 31                                                        1998                               1997
   -------------------------                                                        -----                              ----
   Revenues                                                                   $33,572,564                       $23,297,707
   Income/(Loss) Before Tax Provisions                                         (5,015,577)                         (293,033)
   Tax Provisions                                                              (1,424,441)                         (127,168)
   Net Income/(Loss)                                                           (3,591,136)                         (165,865)
   Earnings/(Loss) Per Share
     Basic                                                                          (0.26)                            (0.01)
     Diluted                                                                        (0.26)                            (0.01)
   Weighted Average Number of Common
     Shares and Common Share
     Equivalents Outstanding
          Basic                                                                13,949,544                        15,762,867
          Diluted                                                              13,991,935                        16,364,514

   Excludes the effect of adjustments which should have been recorded in previous quarters in 1998. Such adjustments would have reduced second and third quarter income before tax provisions by $472,000 ($0.02 per share after tax) and $1,769,000 ($0.08 per share after tax), respectively.

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


 Calendar Year                                                                      1998                               1997
 -------------                                                                      ----                               ----
   Revenues                                                                  $117,472,918                       $81,326,935
   Income/(Loss) Before Tax Provisions                                         (3,497,993)                       (2,831,085)
   Tax Provisions                                                                (312,015)                         (873,242)
   Net Income/(Loss)                                                           (3,185,978)                       (1,957,843)
   Earnings/(Loss) Per Share
     Basic                                                                          (0.20)                            (0.12)
     Diluted                                                                        (0.20)                            (0.12)
   Weighted Average Number of Common
     Shares and Common Share
     Equivalents Outstanding
          Basic                                                                15,913,226                        15,663,716
          Diluted                                                              16,020,441                        15,663,716


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National TechTeam, Inc.
Supplementary Data for Quarterly Press Release
Fourth Quarter 1998


                                                                                                Fourth Quarter
                                                                     ---------------------------------------------------------------
                                                                                                                            1998
                                                                                                                        Over/(Under)
                                                                           1998                   1997                      1997
Revenues                                                             -------------           -------------           -------------

    Corporate Services
        Corporate help desk/call center services                      $  8,850,741            $  7,479,181            $  1,371,560
        Technical staffing                                               5,987,640               6,832,817                (845,177)
        Systems integration                                              3,398,653               3,858,197                (459,544)
        Training programs                                                1,396,255               1,900,353                (504,098)
                                                                      ------------            ------------            ------------
                                                                        19,633,289              20,070,548                (437,259)
    OEM Call Center Services                                             9,782,301               3,227,159               6,555,142
    TechTeam Capital Group                                               4,156,974                       -               4,156,974
                                                                      ------------            ------------            ------------

        Total revenues                                                $ 33,572,564            $ 23,297,707            $ 10,274,857
                                                                      ============            ============            ============

Gross profit
        Amount                                                        $  3,173,714            $  2,185,534            $    988,180
        Percentage                                                             9.5%                    9.4%                    0.1%

Earnings before interest, taxes, depreciation
    and amortization
        Amount                                                        $ (4,804,061)           $    404,279            $ (5,208,340)
        Percentage                                                           (14.3)%                   1.7%                  (16.0)%

Sales, General and Administrative
        Amount                                                        $  5,006,933            $  4,277,288            $    729,645
        Percentage                                                            14.9%                   18.4%                   (3.4)%

Interest expense
        Amount                                                        $    316,272            $     69,492            $    246,780
        Percentage                                                             0.9%                      0%                    0.6%

Interest income
        Amount                                                        $    339,203            $    897,530            $   (558,327)
        Percentage                                                             1.0%                    3.9%                   (2.8)%

Income before tax provisions
        Amount                                                        $ (5,015,577)           $   (293,033)           $ (4,722,544)
        Percentage                                                           (14.9)%                  (1.3)%                 (13.7)%

Tax provisions
        Amount                                                        $ (1,424,441)           $   (127,168)           $ (1,297,273)
        Effective tax rate
                    Federal                                                   30.7%                   28.2%                    2.5%
                                                                      ============            ============            ============

                    Other                                                     (3.3)%                 (22.5)%                  19.2%
                                                                      ============            ============            ============

                    Total                                                     28.4%                    5.7%                   22.7%
                                                                      ============            ============            ============




                                                                                                Year to Date
                                                                     ---------------------------------------------------------------
                                                                                                                            1998
                                                                                                                        Over/(Under)
                                                                           1998                   1997                      1997
Revenues                                                             -------------           -------------           -------------

Corporate Services
        Corporate help desk/call center services                        30,057,485           $  25,723,610           $   4,333,875
        Technical staffing                                              25,524,315              25,010,844                 513,471
        Systems integration                                             13,697,839              12,536,713               1,161,126
        Training programs                                                6,693,631               7,004,976                (311,345)
                                                                     -------------           -------------           -------------
                                                                        75,973,270              70,276,143               5,697,127
    OEM Call Center Services                                            27,164,559              11,050,792              16,113,767
    TechTeam Capital Group                                              14,335,089                       -              14,335,089
                                                                     -------------           -------------           -------------

        Total revenues                                               $ 117,472,918           $  81,326,935           $  36,145,983
                                                                     =============           =============           =============

Gross profit
        Amount                                                       $  15,344,075           $   8,520,317           $   6,823,758
        Percentage                                                            13.1%                   10.5%                    2.6%

Earnings before interest, taxes, depreciation
    and amortization
        Amount                                                       $   3,867,686           $     747,760           $   3,119,926
        Percentage                                                             3.3%                    0.9%                    2.4%

Sales, General and Administrative
        Amount                                                       $  15,576,420           $  14,320,465           $   1,255,955
        Percentage                                                            13.3%                   17.6%                   (4.3)%

Interest expense
        Amount                                                       $   1,484,443           $      69,492           $   1,414,951
        Percentage                                                             1.3%                    0.1%                    1.2%

Interest income
        Amount                                                       $   1,845,014           $   3,038,555           $  (1,193,541)
        Percentage                                                             1.6%                    3.7%                   (2.2)%

Income before tax provisions
        Amount                                                       $  (3,497,993)          $  (2,831,085)          $    (666,908)
        Percentage                                                            (3.0)%                  (3.5)%                   0.5%

Tax provisions
        Amount                                                       $    (312,015)          $    (873,242)          $     561,227
        Effective tax rate
                    Federal                                                   24.0%                   37.5%                  (13.5)%
                                                                     =============           =============           =============

                    Other                                                    (19.8)%                 (18.7)%                  (1.1)%
                                                                     =============           =============           =============

                    Total                                                      8.9%                   18.8%                   (9.9)%
                                                                     =============           =============           =============





                                                                     Fourth Quarter            Year to Date
                                                                         1998                      1998
                                                                     -------------           --------------
Percentage of Business by Sector
        Automotive                                                            31.1%                   39.4%
        OEM support                                                           29.1%                   23.1%
        Transportation services                                                4.9%                    5.7%
        Financial services                                                     3.9%                    4.0%
        Government                                                             7.3%                    5.4%
        Insurance                                                              5.8%                    2.7%
        All Other                                                             17.8%                   19.6%
                                                                     -------------           ---------------
                                                                               100%                    100%
                                                                     =============           ===============
